Exhibit 99.1

Ctrip.com Swiftly Responds to Temporary Potential Internet Security Risk

Shanghai, China, March 23, 2014, Ctrip.com International, Ltd. (NASDAQ: CTRP) (“Ctrip” or “the Company”), a leading travel service provider of hotel accommodations, ticketing services, packaged tours, and corporate travel management in China, today issued this press release in response to a recent incident related to Ctrip’s information security.

In the evening of March 22, 2014, a third party website with focus on internet security information exchange, released news that as a result of a temporary testing function performed by Ctrip, certain data files containing customers’ credit card information had been stored on local servers maintained by Ctrip, which may lead to potential exposure of these customers’ information to hackers. Shortly after the news was released, Ctrip conducted a thorough internal check and removed the cause of the potential security concern within two hours. Ctrip also issued public statements in China related to the incident, including providing dedicated telephone lines for any customers who have questions or inquiries to call.

Ctrip has examined all other possible leaks and found that 93 customers’ credit card information might have been downloaded by the above-mentioned website for the purpose of confirming potential risks. Ctrip’s customer service team has proactively reached out to all 93 customers to help them minimize potential risks. To the Company’s knowledge, no customer has suffered financial loss or other damage due to the incident. Ctrip is also making efforts to ensure all customer information will be safeguarded by the Company with high security standards.

For the maximum protection of customer information, Ctrip will invite the security white hat to work together with the Company to improve its information security system. Ctrip has also established the Expedite Security Responding System through the site sec.ctrip.com and set up an RMB5 million security reserve fund to reward people and institutions who can effectively help Ctrip improve the security practice. In addition, Ctrip will engage trusted authorities to perform extensive security audit to reassure high security standards in safeguarding customer information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, ticketing services, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also helps customers book vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com